

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2025

David A. Gardella
Chief Financial Officer
Donnelley Financial Solutions, Inc.
391 Steel Way
Lancaster, PA 17601

   Re: Donnelley Financial Solutions, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2024
     Filed February 18, 2025
     File No. 001-37728

Dear David A. Gardella:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services